Exhibit (a)(2)(A)

March 22, 2013

Dear Shareholder:

Enclosed is a copy of the Schedule 14D-9 which is being filed today by MakeMusic, Inc. (“MakeMusic”) with the U.S. Securities and Exchange Commission in connection with the tender offer (the “Offer”) by an affiliate of LaunchEquity Partners, LLC, an investment entity that provides growth capital and strategic leadership to intellectual property based businesses, to purchase all of the issued and outstanding shares of MakeMusic common stock.

For the reasons set forth in the enclosed Schedule 14D-9, MakeMusic’s special planning committee and board of directors are recommending that you tender your shares in the Offer.

You are advised to read the enclosed Schedule 14D-9 carefully. It contains information regarding the Offer and the process MakeMusic’s special planning committee and board of directors used to reach their conclusions mentioned above.

Sincerely,

The Special Planning Committee and the

Board of Directors

MakeMusic, Inc.